May 24, 2021 By Electronic Submission U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549	Glenn R. Pollner +1 212 230 8837 (t) +1 212 230 8888 (f) wilmerhale.com Glenn.Pollner@wilmerhale.com

Attention: Donald Field

Re:	Cue Health Inc. Draft Registration Statement on Form S-1 Submitted April 19, 2021 CIK No. 0001628945

Ladies and Gentlemen:

On behalf of Cue Health Inc. (the “Company”), we are responding to the comments contained in the letter dated May 19, 2021 (the “Letter”) from the staff (the “Staff”) of the Office of Life Sciences in the Division of Corporation Finance of the U.S. Securities and Exchange Commission to Ayub Khattak, the Company’s Chief Executive Officer, relating to the Confidential Draft Registration Statement on Form S-1 referenced above (the “Draft Registration Statement”).  In response to the Staff’s comments, the Company has revised the disclosure in the Draft Registration Statement and is filing Amendment No. 1 to Draft Registration Statement (the “Amended Draft Registration Statement”) with this response letter.

The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by representatives of the Company.  For convenience, we have reproduced the numbered comments and additional headings from the Letter in italics below, and the responses set forth below are keyed to the numbering of the comments and the headings used in the Letter.  Page numbers referred to in the responses reference page numbers in the Amended Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meaning ascribed to such terms in the Amended Draft Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included in the Amended Draft Registration Statement (i) its unaudited condensed financial statements as of and for the three months ended March 31, 2021 and comparable financial information for the same period in 2020 and (ii) other information and data to reflect recent developments and other updating information.

May 24, 2021

On behalf of the Company, we advise you as follows:

Draft Registration Statement on Form S-1

General

1.
Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing  to discuss how to submit the materials, if any, to us for our review.

Response:	The Company acknowledges the Staff’s request and is supplementally providing to the Staff under separate cover such materials.

Overview, page 1

2.
We note that the disclosure throughout the Overview section appears overly anticipatory in nature versus the company's actual business and operations. In this regard, we note that  you only have one approved product and that the majority of your diagnostic test kits remain subject to technical development and FDA approval. We also note that a significant majority of your revenue is derived from two major customers. Please revise this section and the prospectus throughout to more accurately describe the current status of the company, its sole approved product and test kit, products and test kits in technical development and subject to FDA approval and the actual status and use of the company's platform and apps by active customers and users. We also note that the U.S. DoD agreement contains significant contractual obligations and restrictions which constrain your business and operations in the near-term. Please revise the Overview section to prominently discuss this agreement and any near-term constraints the agreement  places on your business and operations.

Response:
In response to the Staff’s comment, the Company has revised the disclosures throughout the Amended Draft Registration Statement to qualify statements about the use, availability and capabilities of the Company’s platform and its planned developments thereto. The Company respectfully notes the Staff’s comment regarding the Company’s contractual obligations under the U.S. DoD agreement and supplementally advises the Staff that the Company has received a waiver of certain of these obligations from the U.S. DoD as of April 19, 2021 (the “U.S. DoD Waiver”), effective May 1, 2021, which is included in the revised Exhibit 10.11 to the Amended Draft Registration Statement. Accordingly, the Company has revised disclosures on pages 26, 101, 121, 122 and 144 to reflect the receipt and expected implications of the U.S. DoD Waiver.

May 24, 2021

3.
We note that your platform, apps and sole approved product are relatively new. We also note your discussion throughout the prospectus regarding customers and users and their potential engagement via your platform and apps. Please disclose in an appropriate section the number of active customers and users on your platform and apps and how you define such terms.

Response:
In response to the Staff’s comment, the Company has added additional disclosure to the Amended Draft Registration Statement regarding the Company's number of customers, as well as additional information regarding the number of entities and organizations who, to the Company's knowledge, have received the Company's products from the U.S. Government pursuant to the U.S. DoD agreement. The Company respectfully advises the Staff that it has not presented information in the Amended Draft Registration Statement regarding the number of individual users of its products because the Company is not currently able to reliably and accurately calculate this information due to the fact that a very large portion of the current use of the Company's Cue Health Monitoring System and COVID-19 Test Kits is by individuals, entities and organizations who receive the Company's products from the U.S. Government pursuant to the U.S. DoD agreement. In many of these situations, information regarding the individual end-users of the Company's products is not made available to the Company by the U.S. Government or these other entities and organizations. As a result, the Company does not have access to all the information necessary for it to be able to calculate individual end-users of its products.

4.
We note that you have significant contractual obligations under the U.S. DoD agreement including certain production and delivery requirements. We also note that the U.S. government is entitled to all of your manufacturing output during the term of the agreement, subject to certain exceptions. Please revise the summary to highlight and discuss this agreement in greater detail as it appears to significantly affect your only approved product. In this regard, we note your risk factors on pages 21 and 22. Please also discuss your current shortfall with respect to the production target under the agreement, and the right of the U.S. government to terminate the agreement if you are unable to meet such targets.

Response:
The Company acknowledges the Staff’s comment and notes that the U.S. DoD Waiver has modified the Company’s production and delivery commitments under the U.S. DoD agreement significantly. Accordingly, the Company has revised the disclosure on pages 26, 101, 121, 122 and 144 of the Amended Draft Registration Statement to reflect the receipt of the U.S. DoD Waiver as well as provide additional disclosure related to the Company's production and delivery obligations under the U.S. DoD agreement. The Company supplementally notes that under the U.S. DoD agreement, (i) the U.S. government’s right to terminate for cause is limited to material noncompliance with the provisions of the agreement, (ii) the U.S. DoD Waiver significantly modified the Company’s production and delivery obligations under the U.S. DoD agreement such that the Company is now able to deliver up to 50% of the COVID-19 Test Kits it produces to additional customers, and (iii) the production targets referenced in the U.S. DoD agreement are subject to adjustment and negotiation by the parties.

May 24, 2021

Reinventing How We Interact with Our Health, page 1

5.
Please refer to the fifth paragraph. We note your disclosure that your platform enables fast, frequent, lab-quality diagnostics by anyone, anywhere, facilitating a new continuous care model of personalized and contextualized healthcare. Please provide us with your basis for these statements. In this regard, we note that you only have one approved test kit and that your output and production is generally reserved for the U.S. DoD.

Response:
In response to the Staff’s comment, the Company notes the U.S. DoD Waiver and has revised the disclosure throughout the Amended Draft Registration Statement to qualify statements about the use, availability and capabilities of the Company’s platform and its planned developments with respect thereto. The Company notes the revised disclosure on pages 13 and 147-158 of the Amended Draft Registration Statement, clarifying that the majority of the technical development for the tests in the Company’s pipeline has been completed, as the design of the Company’s platform is such that the majority of the components are identical among tests. The Company supplementally advises the Staff that the Company believes its test-agnostic production capacity will allow the Company to be flexible and rapid in scaling to incorporate its planned expanded test menu once the development and regulatory processes are complete. The Company further advises that even though the large majority of Cue Readers and Cue Test Kits delivered to date have been reserved for the U.S. government, the end-users of the Cue Health Monitoring System are able to run the Company's lab-quality diagnostic COVID-19 test from wherever they are located, at any given time, and access the features that are currently available and would be able to utilize any additional features of the Company’s platform that it may develop.

6.
Please refer to the sixth paragraph and your discussion of your COVID-19 Test Kit. Please revise to clarify that your COVID-19 Test Kit is currently being marketed pursuant to EUAs and that it is your sole revenue generating product. Please also revise to balance the discussion by disclosing that you cannot predict how long the EUAs will remain in effect, and if they are terminated you will be required to stop selling the COVID-19 tests. Please also discuss the steps necessary to receive FDA approval for the COVID-19 test through the standard regulatory pathway and the associated costs and timing, including whether you have started such process.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 2, 62-64, 97, 102, 121 and 140-141 of the Amended Draft Registration Statement.

7.
Please refer to the last paragraph on page 2. Please revise to disclose your revenue and net loss for 2019. In this regard, we note that you generated no product revenue in 2019 and reported a net loss. Additionally, please revise to clarify that two customers accounted for 80% of your product revenue in 2020.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 3, 23, 26 and 122 of the Amended Draft Registration Statement.

May 24, 2021

Our Expected Future Care Offerings, page 10

8.
We note your disclosure that you have five tests in late-stage technical development and that you anticipate submitting several tests to the FDA for authorization or clearance by the end of 2022. Please clarify what you mean by "late-stage technical development" and "several tests" and revise this section to discuss the five tests and their technical development in greater detail. In this regard, for each of the five tests, please revise to specifically identify the diagnostic test category, the stage of technical development, regulatory filings or other requirements (i.e. the necessity of clinical studies, trials or FDA 510(k) or other clearance or approvals) and associated costs and timelines. Please consider presenting this information in a pipeline table or other format so that investors can easily appreciate the technical development of your various diagnostic test kits.

Response:	In response to the Staff’s comment, the Company revised the disclosures on pages 13, 121, 148, 149, 150, 154 and 156 of the Amended Draft Registration Statement.

If the U.S. DoD terminates or fails to renew our agreement..., page 21

9.
You state that if the DoD agreement is terminated for cause, you may be required to grant the U.S. government a non-exclusive, paid up, perpetual license to the patents and documentation necessary to develop the COVID-19 test. Please indicate whether your inability to meet production targets would allow the U.S. government to terminate the agreement for cause, and, if so, the impact on your current and future results of operations if you were required to grant the U.S. government a license to the COVID-19 intellectual property.

Response:
The Company respectfully acknowledges the Staff’s comment and notes the response above to comment 4. The Company supplementally advises the Staff that the Company believes that the Company’s inability to meet production targets would not, in and of itself, allow the U.S. government to terminate the U.S. DoD agreement for cause, because the quantity of products to be delivered to the U.S. DoD agreement is subject to adjustment and negotiation by the U.S. government and the Company. For example, the U.S. DoD granted the Company a waiver whereby it is permitted to deliver up to 50% of its COVID-19 Test Kits produced to additional customers.

We currently rely upon the U.S. DoD and a very small number of other customers..., page 21

10.
Please disclose the term of the DoD agreement so that investors understand the length of time during which you are restricted from acquiring new customers. In this regard, we note your disclosure on page F-15 that the agreement term ends upon final payment and is anticipated to end in October 2021. Please clarify elsewhere as appropriate whether you anticipate that the agreement will terminate in October 2021, and, if so, any material impact due to such termination.

Response:
In response to the Staff’s comment, the Company revised the disclosures on pages 26, 27 and F-16 of the Amended Draft Registration Statement. The Company supplementally notes that it is its current belief that the U.S. DoD agreement will be completed in October 2021.

May 24, 2021

The COVID-19 pandemic could materially adversely affect our business, page 33

11.	We note your disclosure that the COVID-19 pandemic delayed your clinical trial for your influenza test. Please revise to discuss the nature of this delay in greater detail.

Response:	In response to the Staff’s comment, the Company revised the disclosure on page 39, 105 and 149 of the Amended Draft Registration Statement.

Clinical trials necessary to support a future test submission, page 61

12.	Please revise this risk factor to clarify which diagnostic tests in your development pipeline will require clinical studies or trials.

Response:
In response to the Staff’s comment, the Company revised the disclosure on pages 67 and 148 of the Amended Draft Registration Statement. The Company supplementally advises the Staff that it expects that each of the Company’s planned tests will require validation and clinical studies be completed before being submitted to the FDA for authorization, clearance or approval or before otherwise commercializing such test, and has so indicated in the Amended Draft Registration Statement.

Use of Proceeds, page 82

13.
We note your disclosure that you intend to use net proceeds to fund research and development and clinical studies to expand your test menu and to continue to invest in your technology applications and interfaces. Please revise to disclose the net proceeds intended to be used for each principal purpose individually. Additionally, with respect to net proceeds allocated to fund research and development and clinical studies, please revise to quantify the amounts allocated to fund the research and development of each diagnostic test kit individually and specify how far in the technical development you expect to reach with such net proceeds. If a material amount of other funds are necessary to complete the technical development of these diagnostic test kits, state the amounts and sources of such other funds. Refer to Instruction 3 of Item 504 of Regulation S-K.

Response:	In response to the Staff’s comment, the Company revised the disclosure on page 88 of the Amended Draft Registration Statement.

May 24, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations Components of Our Results of Operations Revenue, page 97

14.
You disclose that your Cue Integrated Care Platform consists of hardware and software components and these components are designed to work together seamlessly, creating an easy-to-use workflow for your consumers. Please disclose your accounting policy for each component in your Cue Integrated Care Platform. In addition, provide us your accounting basis that supports your accounting referring to ASC 606 and other authoritative literature, as applicable, specifically considering ASC 606-10-25-14 through 22.

Response:
The Company respectfully advises the Staff that during the periods ended December 31, 2020, and March 31, 2021, the components of the Cue Integrated Care Platform available to customers were the Cue Reader, Cue Test Kits (composed of the Cue Cartridge and Cue Wand), the Cue Health App and the Cue Enterprise Dashboard and API. Considering the guidance in ASC 606-10-25-14 through 25-22, the Company determined that its performance obligations in its contracts with customers that include all of the above-mentioned components are the (1) Cue Test Kits and (2) the Cue Reader and the Cue Health App combined in a single performance obligation, and (3) the Cue Enterprise Dashboard and API.

In the periods presented, the Cue Health App’s functionality is generally limited to managing the Cue Reader and providing customers the results of a test generated by the Cue Reader. The Cue Reader has no display or other user interface, and the Cue Health App is the only means by which a customer can start up and manage the Cue Reader and obtain the results of a test. The Cue Health App controls the Cue Reader and receives the test result via a Bluetooth connection to the Cue Reader without need for an internet connection.  We considered the guidance in ASC 606-10-55-56 and determined that the Cue Health App is integral to the functionality of the Cue Reader hardware device and should thus be combined into a single performance obligation. Transaction price allocated to the Cue Enterprise Dashboard and API in the period presented has not been material.

The Company respectfully refers the Staff to the disclosures in its accounting policy for revenue recognition on page F-11 of the Amended Draft Registration Statement, where the Company has have further clarified the disclosures related to the distinct performance obligations identified in its contracts with customers. As the Cue Health Integrated Care Platform evolves, and new goods, services, and software features are provided to customers, the Company will reevaluate its accounting policies at such time and update financial statement disclosures as necessary.

May 24, 2021

Research and Development Expense, page 98

15.
With regards to your research and development, you disclose that you are developing tests in the fields of respiratory health, sexual health, cardiac and metabolic health, women's health, men's health, and chronic disease management, with several of these tests expected to be submitted to the FDA for authorization or clearance by the end of 2022. You further note that you have five tests in late-stage technical development. As such, please disclose the costs incurred during each period presented for each of your key research and development projects. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense on the Statements of Operations.

Response:	In response to the Staff’s comment, the Company revised the disclosure on page 105 of the Amended Draft Registration Statement.

Healthcare 1.0, page 109

16.
Please revise this section and the Healthcare 2.0 section throughout to clarify that the various statements, characterizations and conclusions of the current healthcare system and Healthcare 2.0 are the company's beliefs.

Response:	In response to the Staff’s comment, the Company revised the disclosure on pages 122-126 of the Amended Draft Registration Statement.

We are Positioned to Be at the Center of Healthcare 2.0, page 112

17.	Please revise the first paragraph to balance the discussion by clarifying that the company currently only has one approved test kit pursuant to EUAs.

Response:
In response to the Staff’s comment, the Company revised the disclosure throughout the Amended Draft Registration Statement to reflect that the Company has only one approved test kit pursuant to two EUAs.

Our First Product Offering - Cue COVID-19 Test Kit, page 121

18.
We note that your COVID-19 test kit has two EUAs. Please revise this section to discuss the remaining steps necessary to receive FDA approval through the standard regulatory pathway and the associated costs and timing.

Response:	In response to the Staff’s comment, the Company revised the disclosure on pages 139, 141 and 142 of the Amended Draft Registration Statement.

May 24, 2021

Clinical Results, page 124

19.
We note that the company completed a clinical study of its COVID-19 test kit. Please revise to discuss the clinical study in greater detail. Please include enough details so that investors can understand the specific details of the study to include dates, locations, study purpose, endpoints and study results.

Response:	In response to the Staff’s comment, the Company revised the disclosure on pages 140 and 141 of the Amended Draft Registration Statement.

Future Care Offerings, page 130

20.
For each diagnostic test described in this section, please revise to discuss in greater detail the technical development of each test including the remaining stages of technical development, regulatory filings or other requirements (i.e. the necessity of clinical studies, trials or FDA 510(k) or other clearance or approvals) and associated costs and timelines. To the extent clinical studies or trials will be required, please discuss these requirements and any plans, costs and timelines to complete these studies or trials. Please include enough details so investors can clearly appreciate where each test resides in your development pipeline and the steps, costs and timelines necessary to obtain final FDA approval. Please revise the Sexual Health, Chronic Disease Management and Women's Health sections accordingly.

Response:	In response to the Staff’s comment, the Company revised the disclosure on pages 147 through 158 of the Amended Draft Registration Statement.

Sexual Health, page 132

21.
We note that this section references a number of potential sexual health tests. However, based on your disclosure, it appears that you have only began preliminary technical development on a Chlamydia and Gonorrhea test kit. If true, please revise to clarify that you have not completed any technical development on the other referenced sexual health tests, i.e. HIV, Herpes and Hepatitis C. To the extent these sexual health tests are aspirational in nature, please revise to clearly disclose that fact. Please revise the Chronic Disease Management and Women's Health sections in a similar manner.

Response:	In response to the Staff’s comment, the Company revised the disclosure on pages 147 through 158 of the Amended Draft Registration Statement.

Principal Stockholders, page 181

22.	Please revise to disclose the natural person or persons who have voting or investment power with respect to the common stock held by the entities listed in the table.

Response:	The Company respectfully acknowledges the Staff's comment and will update the disclosure in a future amendment to the Registration Statement.

May 24, 2021

Note 2, page F-8

23.
Your accounting policy disclosures state that depreciation expense is allocated to R&D and G&A which does not appear consistent with your disclosure on page F-17 that $3.2 million of your 2020 $6.2 million total depreciation and amortization expense was allocated to cost of product revenue. The $3m difference equals the depreciation and amortization expense line item on your Statements of Operations suggesting that nothing was allocated to the R&D and G&A expense line items. Please clarify the disclosures in the filing.

Response:
The Company respectfully refers the Staff to its accounting policies for research and development expenses on page F-12 of the Amended Draft Registration Statement and general and administrative expense on page F-13 of the Amended Draft Registration Statement, where the Company removed references to the inclusion of depreciation and amortization expenses being allocated to the referenced line items.

Note 3, page F-15

24.
Please provide us with more details concerning the $184.6 million advance you received from DoD to facilitate the scaling of the Company’s manufacturing capacity. Specifically, please fully describe any contractual restrictions on how you can use this advance and all circumstances under which you could be required to refund the advance. Further, tell us whether there are any circumstances under which the DoD has a contractual right to take a security interest in any assets you acquire using the proceeds from the advance. Please clarify whether the advance impacts your cost basis in associated inventory and/or property and equipment costs. Also, please quantify the amount of payments you have received under this contract in 2021.

Response:
In response to the Staff’s comment, the Company revised the disclosure on pages 100, 103 and F-41 of the Amended Draft Registration Statement. The Company supplementally advises the Staff that under the U.S. DoD agreement the Company believes that there are no circumstances under which the Company would be required to refund the advance nor that there are any circumstances under which the U.S. DoD has a contractual right to take a security interest in the Company’s assets acquired therewith. The Company further advises the Staff that the Company revised the disclosure on page 27 of the Amended Draft Registration Statement to clarify the limited circumstances under which the Company believes the U.S. DoD would have a right to a license to the Company’s intellectual property and to take possession of and title to the manufacturing equipment purchased with proceeds of the advance. The Company further advises that the advance does not impact the cost basis in associated inventory and/or property and equipment costs.

May 24, 2021

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 230-8837 or facsimile at (212) 230-8888.  Thank you for your assistance.

Very truly yours,

/s/ Glenn R. Pollner
Glenn R. Pollner

cc:	Ayub Khattak, Cue Health Inc.

Erica Palsis, Cue Health Inc.

Charles S. Kim, Cooley LLP

Jonie Ing Kondracki, Cooley LLP

E. Thom Rumberger, Jr., Wilmer Cutler Pickering Hale and Dorr, LLP